Exhibit 4.8

Execution Version

NEW CONSORTIUM AGREEMENT

This New Consortium Agreement dated as of April 13, 2015 (this “Agreement”) is entered into between (1) Aéroports de Paris Management, S.A. (“ADPM”), a corporation organized under the laws of France, with legal capacity and its own assets, and (2) Aeroinvest, S.A. de C.V. (“Aeroinvest”), a corporation organized under the laws of the United Mexican States (“Mexico”), with legal capacity and its own assets (ADPM and Aeroinvest are hereinafter referred to individually as a “Party” and collectively as the “Parties” to this Agreement); with the acknowledgement and agreement of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA” or the “Strategic Partner”, formerly known as Operadora Mexicana de Aeropuertos, S.A. de C.V.) and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN” or the “Holding Company”), and with the agreement of Constructoras ICA, S.A. de C.V. (“CICASA”) and Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA” and, together with CICASA, the “Limited Guarantors”), solely for the purposes set forth in Sections 4.1.3, 7.5.6 and 13.23 of this Agreement.

W I T N E S S E T H:

WHEREAS, the Parties, inter alios, executed a consortium agreement dated May 16, 2000, which was subsequently amended on June 7, 2000, June 14, 2000, January 3, 2001, December 19, 2002, September 26, 2003 and April 22, 2004 (the consortium agreement with its amendments being collectively hereinafter referred to as the “2000 Consortium Agreement”).

WHEREAS, the Parties, inter alios, amended and restated the 2000 Consortium Agreement and such 2000 Consortium Agreement was amended and superseded in its entirety by a new Amended and Restated Consortium Agreement dated July 6, 2004, which was then amended on December 15, 2005, September 5, 2006 and May 7, 2007 (such Amended and Restated Consortium Agreement, as amended, the “ARCA”).

WHEREAS, Aeroinvest owns directly a Consortium Interest of 74.5% and ADPM owns directly a Consortium Interest of 25.5%.

WHEREAS, Aeroinvest also owns directly 23.8034% of the capital stock of GACN and has significant influence (influencia significativa) in respect of GACN.

WHEREAS, as consequence of the above, the Parties now wish, on the terms and subject to the conditions hereinafter set forth, to novate (novar) the ARCA so that it be restated and superseded in its entirety by this Agreement as of the Effective Date (se defined in Section 13.3 below).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree, with the acknowledgment and agreement of SETA and the Holding Company and the agreement of the Limited Guarantors, as follows:

DEFINITIONS

“Administrative Services Agreement” shall mean the administrative services agreement entered into between the Service Company and SETA on June 14, 2000, as amended from time to time, or any new or successor agreement for the rendering of administrative services between the Service Company and SETA.

“Administrative Structure of GACN” shall mean the organizational structure of the Officers of GACN pursuant to Exhibit “A” attached hereto.

“Airport Concessionaire Companies” shall mean Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., and Aeropuerto de Zihuatanejo, S.A. de C.V.

“B Shares” means the “acciones de la serie “B”” referred to in paragraph 1 of Article Sixth of the estatutos sociales of the Holding Company in effect as of the date hereof.

“BB Shares” means the “acciones de la serie “BB”” referred to in paragraph 2 of Article Sixth of the estatutos sociales of the Holding Company in effect as of the date hereof.

“Business Day” shall mean any day except a Saturday, Sunday or any other day on which commercial banks in the City of New York, New York, United States, or Mexico City, Federal District, Mexico, or Paris, France, are authorized by law to close. All references to “days” in this Agreement shall mean Business Days unless otherwise stated.

“Concession Titles” shall mean the concession titles granted by the Secretaría de Comunicaciones y Transportes of México (“SCT”) in favor of each of the Airport Concessionaire Companies to operate the Designated Airports, as amended from time to time.

“Confidential Information” shall mean all information (whether or not specifically labeled or identified as “confidential”), in any form or medium related to each of the Parties, the Strategic Partner and/or GACN that is known or will be known by the other Party in connection with the business of the Parties or otherwise. Confidential Information shall include, without limitation, all of the following: prototypes, files, analyses, techniques, systems, formulae, research, records, documentation, models, data, data bases, ideas, inventions, designs, developments, devices, methods, processes (whether or not patentable or reduced to practice), specifications, commercial information such as customer lists, pricing, costs etc., related to each of the Parties, the Strategic Partner and/or GACN. Confidential Information shall not include any information that each of the Parties can demonstrate to the other Parties has or becomes publicly known through no wrongful act or breach of another person’s obligation of confidentiality.

“Consortium Interest” means Debt Interest and Equity Interest.

“Consortium” shall mean the consortium formed by the Parties in connection with SETA and GACN.

“Debt Interest” means any debt interest issued in favor of a Party and outstanding in SETA from time to time, including any debt interest issued after the date hereof.

“Designated Airports” shall mean the airports in the cities of Acapulco, Chihuahua, Ciudad Juárez, Culiacán, Durango, Mazatlán, Monterrey, Reynosa, San Luis Potosí, Tampico, Torreón, Zacatecas, Zihuatanejo, as set forth in the Concession Titles granted in favor of each of the Airport Concessionaire Companies.

“Equity Interest” means any equity interest issued and outstanding in SETA from time to time, including any equity interest issued after the date hereof.

“Extended Transfer Restrictions” shall have the meaning set forth in Clause 7.1.5.

“Fair Market Value” means the fair market value of the Consortium Interest based on what a willing buyer would pay a willing seller for such interest as determined by an audit firm chosen pursuant to the following procedure: The Non-Defaulting Party shall nominate 3 (three) internationally recognized accounting and audit firms that have offices in Mexico. Each nominee will be provided with a full description of the services to be provided. Within 7 (seven) calendar days of receiving the nominations, the Defaulting Party will inform the Non-Defaulting Party of its preference; provided, however, if there is more than 1 (one) Defaulting Party, then the Defaulting Party holding the greater percentage of Equity Interest shall have the right to choose the nominee that will make the Fair Market Value determination. Whichever nominee is so chosen will be immediately hired by the Parties to determine the Fair Market Value of the Consortium Interest. If the Non-Defaulting Party has not received an answer within 7 (seven) calendar days of delivery of the notice to the Defaulting Party, then the Non-Defaulting Party shall have the right to appoint an accounting and audit firm of its choice from the list of nominated accounting and audit firms. The cost of the services of the appointed accounting and audit firm will be paid by all the Parties pro rata based on their Consortium Interest in SETA on the day of such appointment of the accounting and audit firm.

“France” shall mean the French Republic (République française).

“GACN” shall have the meaning set forth in the Recitals.

“Holding Company” shall mean Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

“Interest” or “Shares” shall mean, as the case may be, a capital interest participation in the outstanding and fully paid issued capital stock of the Strategic Partner.

“Major Decision” shall have the meaning set forth in Clause 3.2.4 hereof.

“Major Project Contract” shall mean each of this Agreement, the bylaws of SETA, the Project Management Agreement, the Operation Agreement, the Technical Assistance and Technology Transfer Agreement, any other agreement to which SETA is a party, and any agreement to which the Holding Company or any of its Subsidiaries is a party provided that it falls within the criteria outlined in Clause 3.2.4 (k) or (1).

“Management Fee” shall have the meaning set forth in Clause 9.3 hereof.

“Master Development Program” shall mean the master development program of the Designated Airports pursuant to Article 38 of the Airports Law, which includes, for the first 5 (five) years of operation, the growth and development projections of the designated airports; the projections for demand, passengers, freight and related operations, the investment program, the descriptive plan of the Designated Airports specifying their usage and operations modes by stages and access zones, the preparation and training of human resources, the possible sources of financing, the measures for the conservation of the environment, as well as the commercial and marketing strategy to promote the development of each of the Designated Airports.

“Mexican Securities Law” shall mean the Mexican Ley del Mercado de Valores, as amended from time to time, and any regulations thereunder.

“Mexican Trust” shall mean the administration trust to be established for the benefit of ADPM for the purposes described in Section 13.20 of this Agreement.

“Nominees” shall mean the persons appointed by Shareholders of SETA to represent them during Shareholder Meetings of SETA pursuant to Clause 3.1.2 hereof.

“Obligation” shall mean any obligation or liability, burden lien, encumbrance, or responsibility applicable to the Strategic Partner, including but not limited to the following:

Agreements	Obligation
a) Technical Assistance and Technology Transfer Agreement Section 2.2	Provide Technical Assistance.
b) Technical Assistance and Technology Transfer Agreement Section 3.2	Quality Guaranty of the standards of the Technical Assistance and the people involved.
c) Technical Assistance and Technology Transfer Agreement Section 9.2 and 10.1	Civil Liability and Indemnity.
d) Technical Assistance and Technology Transfer Agreement Section 9.3 and 10.1	Indemnity for damages to third parties and the Designated Airports.

“Officers” shall mean the executive managers of GACN.

“Operation Agreement” shall mean the operation agreement between SETA and Aéroports de Paris (“ADP”) executed on June 14, 2000, as the same may be amended, assigned or superseded, from time to time in accordance with its terms, or such other agreement among SETA, ADPM and Aeroinvest for the provision of operating services in order for SETA to comply with its obligations before the Holding Company under the Technical Assistance and Technology Transfer Agreement, as amended from time to time, or any new or successor agreement for the rendering of technical assistance and technology transfer to which SETA and the Parties are a party.

“Permitted Investments” shall mean marketable securities with an investment grade rating in the respective currency in which the securities are denominated (as determined by Standard & Poors Corp. or Moody’s Investors Services Inc.) which the Holding Company or any of its Subsidiaries shall purchase for cash management purposes.

“Project Management Agreement” shall mean the agreement between the Parties as set out in Clause 8 hereof.

“Related Party” shall mean (i) in all cases, any person controlling, controlled by, or under common control with, a Party, and (ii) the spouse, sibling, parent, child or other blood or in-law family members within the fourth degree, in a direct or collateral line, of a Party. A Party will be deemed to control another Party (other than a natural Person) if the first Party possesses, directly or indirectly, the power to direct or cause the direction or management and policies of the other Party, whether through the ownership of voting securities, by contract or otherwise.

“Representatives” shall mean the following representatives of the Parties:

a)	ADPM: Ing. Jacques Follain, or his replacement as ADPM may solely decide from time to time.

b)	Aeroinvest: Lic. Diego Quintana Kawage, or his replacement as Aeroinvest may solely decide from time to time.

“Service Company” shall mean Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

“SETA” means Servicios de Tecnología Aeroportuaria, S.A. de C.V. (formerly known as Operadora Mexicana de Aeropuertos, S.A. de C.V.), a sociedad anónima de capital variable organized under the laws of Mexico.

“Subsidiaries” shall mean the companies owned or controlled by GACN.

“Technical Assistance and Technology Transfer Agreement” shall mean the Technical Assistance and Technology Transfer Agreement dated as of June 14, 2000, among, inter alios, SETA, GACN, the Airport Concessionaire Companies, the Services Company and the Parties, as amended from time to time, or any new or successor agreement for the rendering of technical assistance and technology transfer to which SETA and the Parties are a party.

“UAFIDA of GACN” shall have the meaning set forth in Clause 9.3 hereof.

I.	PURPOSE

1.1	This Agreement establishes the agreement among the Parties with respect to:

(a)	the corporate and/or contractual governance rules of, and access to third parties by either SETA or GACN; and

(b)	other commitments among the Parties with respect to their participation in SETA and GACN.

1.2

The intention of the Parties is to hold Interests in SETA, in each category of Shares of SETA, and the Parties shall have the same rights and obligations as shareholders of SETA, but in proportion to their Interest. The Parties agree to seek to achieve and keep this structure, without prejudice to ADPM’s liquidity rights as described in Section 13.20 of this Agreement.

II.	[OMITTED]

III.	MANAGEMENT OF THE STRATEGIC PARTNER

3.0	Management

The business and affairs of SETA shall be supervised and managed by or under the direction of the shareholders of SETA pursuant to Clause 3.1 hereof and of a Board of Directors (the “Board of SETA”), which shall make decisions as set forth in Clause 3.2 hereof.

3.1	Shareholders’ Meetings

3.1.1	Frequency and Notices

(a)

Shareholders of SETA shall hold a meeting (a “SETA Shareholders Meeting”) at least once annually and prior to each and every shareholder meeting of GACN. Aeroinvest agrees for the benefit of ADPM to always cause that a SETA Shareholders meeting be held prior to each and every shareholder meeting of GACN so as to resolve, as between Aeroinvest and ADPM, the common proposals and positions (and the specifics of same in reasonable detail) to be submitted or approved by SETA in such shareholders meeting of GACN in respect of any and all matters to be decided in such shareholders meeting of GACN.

(b)

The Board of SETA or the statutory examiners shall have the right to call at any time a SETA Shareholders Meeting (either at the request of a shareholder or 1 (one) or more Directors) by sending, through a reputable international courier service company, a written notice to the shareholders, signed by the Secretary of the Board of SETA.

(c)	Each shareholder shall receive such written notice at least 15 (fifteen) calendar days prior to the date of the meeting.

3.1.2	Nominees

Each SETA Shareholders Meeting shall be held with the presence of the Nominees who shall be executive managers of each of the shareholders of SETA. Each shareholder of SETA shall have the right to appoint one Nominee.

Directors of the Board of SETA shall not be appointed as Nominees.

3.1.3	Quorum & Voting Rules

A quorum for any SETA Shareholders Meeting installed in first call shall exist where 87.25% (eighty seven point twenty five percent) of the issued and outstanding Shares of SETA are present either physically or by proxy. A quorum for any SETA Shareholders Meeting installed in second or subsequent call shall exist where at least 50% (fifty percent) of the issued and outstanding Shares of SETA are present either physically or by proxy; provided that if the required quorum for a first call was not achieved due to Aeroinvest’s failure to attend, the quorum for second or subsequent call shall continue to be 87.25%.

If the required quorum is not achieved in first call due to ADPM’s failure to attend, a second or subsequent call will be issued for such meeting, in the understanding that there shall be at least 15 (fifteen) calendar days between the date of the meeting in which the quorum was not achieved and the date of the subsequent meeting.

The resolutions in the ordinary and extraordinary shareholders meetings in first call will be considered legally adopted when the favorable vote of 87.25% (eight seven point twenty five percent) of the issued and outstanding Shares of SETA is obtained.

The resolutions in the ordinary and extraordinary shareholders meetings in second or subsequent call will be considered legally adopted when the favorable vote of at least 50% (fifty percent) of the issued and outstanding Shares of SETA is obtained, except for resolutions adopted by the shareholders meeting whereby Articles Twelfth, Thirteenth, Fifteenth, Twentieth, Twenty First, Twenty Second, Twenty Four, Thirty Three, Thirty Four and Forty Six of SETA’s bylaws are amended in such a way that the rights of ADPM (and/or of its successors or assigns) may be negatively affected, in which case, the favorable vote of 87.25% (eight seven point twenty five percent) of the issued and outstanding Shares of SETA will be required, regardless of whether the matters in question are to be adopted at a general or extraordinary shareholders meeting in first call, second call or subsequent call.

Each shareholder shall have the same number of votes as the number of Shares held by it in the capital stock of SETA.

3.1.4	Ordinary Meetings

Subject to the quorum and voting rules set forth in Section 3.1.3 above, the following decisions shall be made in the ordinary SETA Shareholders Meeting which shall be convened both annually and before every shareholder meeting of GACN.

Without prejudice to the quorum and voting rules set forth in Section 3.1.3, the following decisions shall require the affirmative vote of at least a 87.25% (eight seven point twenty five percent) of the issued and outstanding Shares of SETA in first call, and at least 50% of the issued and outstanding Shares of SETA in a second or subsequent call:

(a)	approval of the financial statements of SETA and review of the analysis prepared by the statutory examiners;

(b)	nomination of the appointees of the shareholders of SETA to attend shareholders’ meetings of GACN;

(c)	approval of any proposal to be submitted or approved by the appointees of the shareholders of SETA during shareholders’ meetings of GACN;

(d)	the approval of the financial statements of GACN before such statements are presented by the competent Committee of GACN to the Board of GACN and to the shareholders’ meeting of GACN for approval;

(e)	the approval of the dividend policy of GACN before it is proposed by Board of GACN to the shareholders’ meeting of GACN for approval, and any interpretation or application of such dividend policy; and

(f)	appointment of the Directors of the Board of SETA and the statutory examiners of SETA and determination of their compensation.

3.1.5	Extraordinary Meetings

Subject to (and without prejudice to) the quorum and voting rules set forth in Section 3.1.3 above, the following decisions shall be made in an Extraordinary SETA Shareholders Meeting, which shall be convened before every shareholder meeting of GACN:

(a)	[omitted];

(b)

approval of the sale or other disposition of Shares by any Party which would reduce the Interest of such Party in the Strategic Partner below 74.5% (seventy four point five percent) (in the case of Aeroinvest) or 25.5% (twenty five point five percent) (in the case of ADPM); provided, however, that the exercise by ADPM of its put option and liquidity rights as described in Sections 7.5 and 13.20 of this Agreement shall not require any such approval;

(c)

pledge or create any other security interest in any Shares held by any Party in the Strategic Partner or pledge, create any other security interest, sale or otherwise transfer any shares or other shareholding interest held directly or indirectly by the Strategic Partner in GACN, provided, however, that the implementation of the Mexican Trust (as defined below) in accordance with the terms and conditions set forth in Section 13.20 of this Agreement and the transfers of Shares resulting therefrom during the duration of the Mexican Trust shall not require such approval;

(d)

amend or terminate this Agreement or any other Major Project, provided that in the case of any agreement to which the Holding Company or any of its Subsidiaries is a party, falling within the criteria outlined in clause 3.2.4 (k) or (1) the decision shall be limited to recommending the amendment or termination of such agreement;

(e)	amend or terminate the bylaws of the Holding Company;

(f)	merge, split, dissolve or liquidate GACN pursuant to the bylaws of the Holding Company;

(g)	register SETA on any stock exchange;

(h)

increase SETA’s share capital, or create new categories of Shares or securities or convert the Shares, in the understanding that any capital increase which is not subscribed and paid for by the Parties hereto pro rata to their respective Interests shall be documented through a new series of Shares that would not be entitled receive any share of the Management Fee;

(i)	as regard the rights of the shareholders of SETA to reduce the variable capital thereof, any such capital reduction;

(j)

sale of any shares held by the Strategic Partner in GACN; provided, however, that in any such case the implementation of the Mexican Trust (as defined below) as referred to in Section 13.20 shall remain unaffected;

(k)	conversion of BB Shares to B Shares;

(1)	decisions in connection with Clauses 7.1.2 or 7.1.3 hereof;

(m)	make any other decision required to be adopted by statute or by contract in an Extraordinary Shareholders Meeting of SETA.

3.1.6	Minutes

Minutes of SETA Shareholders Meetings shall be recorded by the Secretary of the Board of SETA. Aeroinvest agrees for the benefit of ADPM to always cause that all minutes in respect of all shareholders meetings of SETA be prepared and circulated to the shareholders for approval within 10 (ten) Business Days following the relevant shareholders meeting.

3.2	Board of the Strategic Partner

3.2.1	Frequency and Notices

(a)

The Chairman of the Board of SETA shall call a meeting of the board of SETA whenever a Director so requests in writing and, in any event, not less than every 6 (six) weeks or as required by stock exchange registration rules as the case may be. In any event, a meeting shall be called by the Chairman of the Board of SETA immediately before a board meeting of GACN. Aeroinvest agrees for the benefit of ADPM to always cause that a meeting of the Board of SETA be held prior to each and every board meeting of GACN so as to resolve, as between Aeroinvest and ADPM, the common proposals and positions (and the specifics of same in reasonable detail) to be submitted or approved by the individuals nominated by SETA as board members in the board of GACN in respect of any and all matters to be decided in such board meeting of GACN. Aeroinvest also agrees, for the benefit of ADPM, to always cause the individuals nominated (directly or indirectly) by Aeroinvest as board members in the board of GACN to adopt proposals and positions in line with the proposals and positions to be submitted or approved by the individuals nominated by SETA as board members in the board of GACN in respect of any and all matters to be decided in such board meeting of GACN.

(b)	Each Director shall receive a written notice of a meeting from the Secretary of the Board of SETA at least 15 (fifteen) days prior to the date scheduled for any meeting of the Board of SETA.

(c)

If any such meeting is postponed or cancelled for any reason, the Secretary of the Board of SETA shall deliver a notice to each Director as soon as possible, but in any event at least 3 (three) Business Days prior to the date scheduled for the postponed or cancelled meeting.

(d)

If a new date is to be set for a meeting following such postponement or cancellation, each Director shall be notified in writing by the Secretary of the Board at least 5 (five) Business Days prior to the new date.

3.2.2	Members

The Board of SETA shall be comprised of a maximum of 7 (seven) members (each one a “Director” and collectively the “Directors”). Each shareholder in the Strategic Partner shall have the right to appoint one Director and its alternate for each 12.75% (twelve point five percent) Interest it owns in SETA.

The Chairman of the Board of SETA shall be a Director designated by Aeroinvest. The Chairman shall not have a tie-breaking vote.

The Directors shall collectively designate a secretary of the Board of SETA (the “Secretary of the Board”) who shall not be a member of the Board of SETA.

3.2.3	Quorum & Voting Rules

A quorum for a first call meeting of the Board of SETA shall exist where at least 6 (six) of the Directors or their corresponding alternates are present, but in any event the presence of all the Directors or their alternates representing the Parties shall be required.

The quorum for a second or subsequent meeting of the Board of SETA shall exist where 4 (four) of the Directors or their corresponding alternates are present, but only to the extent that the Directors appointed by Aeroinvest or their corresponding alternates were actually present at the relevant meeting of the Board of SETA for which a first call was issued but the required quorum was not obtained due to the absence of the Directors appointed by ADPM. If the required quorum for a meeting of the Board of SETA in first call was not achieved due to the failure by the Directors appointed by Aeroinvest to attend, the quorum for second or subsequent call shall continue to be 6 (six) of the Directors or their corresponding alternates.

Each Director appointed by a Party and present at a meeting of the Board of SETA shall have 1 (one) vote.

The Parties realize that they have a substantial interest in the effective and efficient management and operation of SETA and GACN. Therefore, the decisions of the Board of SETA shall whenever possible be made on a unanimous basis after full discussion, and the Parties shall instruct their respective Directors on the Board of SETA to make a good faith effort to resolve any differences and to act unanimously.

However, should unanimity not be achieved, the following rules shall apply:

(a)

the Major Decisions as defined in Clause 3.2.4 shall require a “Super Majority” vote at the Board of SETA, that is, the affirmative vote of at least 6 (six) Directors in first call, and 4 (four) in second call, subject to the quorum rules set forth herein, and

(b)	the decisions referred to in Clause 3.2.5 shall require a “Simple Majority” vote, at the Board of SETA, that is, the affirmative vote of at least 4 (four) Directors.

The Board of SETA shall implement without requiring a vote at the Board of SETA all decisions specifically approved by the Shareholders in a SETA Shareholders Meeting.

3.2.4	Decisions of the Board requiring Super Majority – Major Decisions

As between Aeroinvest and ADPM, the following acts, expenditures, decisions and obligations to be made or incurred by the Strategic Partner or GACN (each a “Major Decision”) shall require a Super Majority vote and Aeroinvest agrees for the benefit of ADPM to cause all Major Decisions to be adopted by a Super Majority vote before same are adopted by the Strategic Partner or by GACN; provided that, (x) if so prescribed under applicable law, none of the following decisions may be taken by the Board of

SETA, if reserved to the shareholders, and (y) if any matter is submitted to the Board of SETA and is not resolved by the Board of SETA in the meeting during which such matter was discussed, such matter must be brought to the attention of the shareholders’ meeting of SETA for their consideration and resolution:

(a)

organization charts and administrative structure of GACN, of the Service Company, and of each of the Designated Airports being proposed by the competent Committee of GACN to the board of GACN for approval;

(b)	appointment or dismissal of:

i.

the first 2 (two) levels of the managers of the Holding Company, of the Service Company, and of the Airport Concessionaire Companies which the year preceding the exercise of the appointment or the dismissal have had traffic above 0.3 million passengers per annum (“PAX”), subject to the provisions of Clause 4.2.1 hereof.

ii.	the Administrators of the Airport Concessionaire Companies;

(c)

salary and benefit packages of personnel listed in (b) above by the competent Committee of GACN for the officers of the first 2 (two) levels of the Holding Company’s Subsidiaries, including the General Director of GACN and the area directors;

(d)	general wages and benefits policy of GACN and awarding of bonuses;

(e)

proposal of or, if applicable, appointment of at least 1 (one) of the members of each of GACN’s Committees, and the removal of any such members, provided that all applicable requirements of independence established in the Mexican Securities Law are fulfilled;

(f)	voting positions to be taken by the SETA in regard to section (e) above;

(g)	the presentation to the board of GACN of the Master Development Program of GACN proposed by the competent Committee of GACN and any variation of these Master Development Programs;

(h)

the presentation to the board of GACN of the annual budget and operation plan (the “Annual Budget”) which shall be prepared by October 31 of each year by competent Committee of GACN, and which shall include pro-forma financial statements, production plans, capital expenditures with relevant support and materials;

(i)	the presentation to the board of GACN of the Business Plan which shall be prepared by the competent Committee of GACN;

(j)	propose to the Extraordinary Shareholders’ Meeting amendments to, or termination of, a Major Project Contract subject to the powers of shareholders meetings set out in Clause 3.1.5;

(k)

entering into any agreement (whether oral or written) between GACN and a shareholder of SETA, any Related Party thereof, including (a) contracts for services under the Technical Assistance and Technology Transfer Agreement or any agreement for rendering technical assistance services and, (b) contracts for works under the Project Management Agreement;

(l)	award of contracts by GACN for works or services to any third party with a unit value above:

0.	US$100,000 for an airport with traffic below 0.3 million PAX in the year preceding the award,

i.	US$200,000 for an airport with traffic comprised between 0.3 million and 0.5 million PAX in the year preceding the award,

ii.	US$500,000 for an airport with traffic comprised between 0.5 million and 1 million PAX in the year preceding the award,

iii.	US$1 million for an airport with traffic comprised between 1 million and 3 million PAX in the year preceding the award,

iv.	US$3 million for an airport with traffic above 3 million PAX in the year preceding the award,

v.	the lower of the aggregate of the amounts set forth in (i) through (iv), as applicable, and US$3 million for any group of airports, or the Holding Company;

(m)	asset disposals by GACN with a unit value above the caps set in (1) above, but excluding Permitted Investments;

(n)

finance and lease agreements (including hedging agreements) to which GACN is a party with a unit value above the caps set in (1) above notwithstanding the powers granted to the board of GACN pursuant to the bylaws of the Holding Company;

(o)	capital investments of GACN with a unit value above the caps set in (1) above, but excluding Permitted Investments;

(p)	granting of GACN guaranties in favor of third parties or between GACN companies with a unit value above the caps set in (1) above;

(q)

entering into a lawsuit with a third party exposing GACN to an estimated risk above US$ 200,000 notwithstanding the powers which are specifically granted to the board of GACN pursuant to the bylaws of the Holding Company;

(r)	defining the tax and accounting policies of SETA and GACN notwithstanding the powers of the board of GACN pursuant to the bylaws of the Holding Company;

(s)	granting of powers of attorney to third parties to represent GACN notwithstanding the powers of the board of GACN pursuant to the bylaws of the Holding Company;

(t)	entering into, amending or terminating any transaction (including the opening of bank accounts), agreement or contract (whether oral or written) to which SETA is a party, whatever the amount;

(u)	incurring any expenses or liabilities of any nature whatever the amount of behalf of SETA;

(v)	approval of payment of audit mission costs;

(w)	exercise veto rights on the board of GACN, and

(x)

amendment or termination of the Operation Agreement except where such termination arises by reason of the Operator’s default of its obligations under the Operation Agreement that remains uncured for a period of 30 (thirty) days after Operator’s receipt from SETA of a written notice of default, in which case a simple majority approval will suffice.

The approval of the Board of SETA will not be required for contracts by GACN for works or services to any third party with a unit value below the amounts set forth in paragraph (1) through (p) above or for lawsuits with a third party exposing GACN to an estimated risk below the amounts set forth in paragraph (q) above.

3.2.5	Decisions of the Board requiring Simple Majority

All other acts, expenditures, decisions and obligations to be made or incurred by GACN, which are not listed in Clause 3.2.4 shall require the Simple Majority vote of the Board of SETA. As between Aeroinvest and ADPM, Aeroinvest agrees to cause that all acts, expenditures, decisions and obligations to be made or incurred by the Strategic Partner or GACN requiring a Simple Majority vote to be adopted by a Simple Majority vote before same are adopted by the Strategic Partner or by GACN.

3.2.6	[Omitted]

3.2.7	Minutes

The Secretary of the Board of SETA shall record minutes of any meeting of the Board of SETA. Aeroinvest agrees for the benefit of ADPM to always cause that all minutes in respect of all meetings of the Board of SETA be prepared and circulated to the Directors and to the Parties for approval within 5 (five) Business Days following the date of the relevant meeting of the Board of SETA. The minutes of a meeting of the Board of SETA shall be approved as the first item on the agenda of the following meeting of the Board of SETA. The minutes of the meetings of the Board of SETA shall be signed by the Chairman of the Board of SETA and by the Secretary of the Board of SETA, as well as by the Statutory Examiners that attended the meeting.

3.2.8	[Omitted]

3.2.9	[Omitted]

3.2.10	Transfer in case of reorganization or liquidation of a Party

Each of the Parties hereto agrees and covenants that if:

(a)

there shall be commenced or instituted, voluntarily or involuntarily, a case in a court or similar competent forum against a Party to this agreement seeking the liquidation or reorganization of such Party, and if involuntary, either (i) a determination is made that such Party is insolvent or has defaulted in the payment of its obligations generally (such as the issuance by a judge of competent jurisdiction (x) in Mexico of a resolution opening the concurso mercantil procedure or (y) in France of a redressement or liquidation judiciaires) or (ii) the petition commencing such involuntary case or proceeding remains undismissed and unstayed after such period for dismissal or stay has expired under applicable French or Mexican law; or

(b)

if it requests or accepts the imposition of a conciliador, sindico, auditor, receiver or administrator or if such representative is designated and takes possession of such Party, as the case may be; or

(c)

all or a substantial portion of its liabilities and assets or all or a substantial portion of its property, assets or revenues, shall be subject to bankruptcy proceedings, dissolution or liquidation; or

(d)	if a Party shall cease to operate or shall enter into an agreement for the benefit of its creditors or threaten in writing to suspend its operations or a substantial portion thereof; or

(e)	if a Party shall, at any time, by virtue of a single event or series of events suffer the loss of at least 70% (seventy percent) of (x) its paid in capital or (y) its assets,

then the other Party hereto (the “Non-Defaulting Party”) shall have the right, but not the obligation, to purchase from such Party (the “Defaulting Party”) and each Party if it is the Defaulting Party hereby agrees to sell all or part of its Consortium Interest to such Non-Defaulting Party for a price equal to the Fair Market Value of such Consortium Interest. If any applicable law or regulation (including the governing instrument of a Party) prohibits the Parties from applying this Clause 3.2.10, then the Parties hereto agree that the Non-Defaulting Party shall have the right to assign to any third party this right to purchase and to enforce the obligation to sell contained herein.

3.3	Statutory Examiners of SETA

The surveillance of SETA shall be entrusted to a permanent examiner and an alternate examiner or external auditor, to be appointed by the Shareholders of SETA pursuant to Clause 3.1.4 (f). Such appointment shall reside in a partner of a firm or office of certified public accountants which shall act as the external auditors of SETA, and shall prepare the information for the annual reports, certifying the general balance sheet and the profits and losses statements for each fiscal year.

IV.	MANAGEMENT OF GACN - DESIGNATIONS OF DIRECTORS, COMMITTEE MEMBERS AND OFFICERS IN GACN

The Parties agree to the rules set forth below with respect to ADPM’ s right to make different level designations in GACN.

4.1	Appointment of Members of GACN’s Board of Directors

4.1.1

For so long as ADPM continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares, the Parties hereby agree to cause SETA (and to cause the shareholders meeting of GACN) to designate 1 (one) member and the corresponding alternate as director of the board of GACN, such individuals to be nominated by ADPM at its sole discretion. The Parties further agree that such individuals shall also be Directors of the Board of SETA.

4.1.2

As long as ADPM continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares and the Technical Assistance and Technology Transfer Agreement remains in force, ADPM shall have the right to nominate the director and alternate director of the board of GACN as per 4.1.1 above, and Aeroinvest agrees for the benefit of ADPM to cause SETA and to cause the shareholders meeting of GACN to appoint the individuals so nominated by ADPM as director and alternate director of the board of GACN.

4.1.3

The Parties agree to (and each of the Limited Guarantors agrees to cause Aeroinvest to) instruct the Directors of GACN directly or indirectly appointed by SETA and all other Directors of GACN appointed directly or indirectly by Aeroinvest to vote (including use of veto) or to refrain from voting at the board of GACN in strict compliance with the decisions made by the Shareholders or the Board of SETA in accordance with this Agreement. The Parties agree to (and each of the Limited Guarantors agrees to cause Aeroinvest to) instruct and always cause the directors of GACN appointed, directly or indirectly, by SETA and all other Directors of GACN appointed directly or indirectly by Aeroinvest to consult each other and decide on a common position before expressing their views on the board of GACN and before proceeding to any vote (including use of veto). The Parties agree to (and each of the Limited Guarantors agrees to cause Aeroinvest to) instruct the Directors of GACN directly or indirectly appointed by SETA and all other Directors of GACN appointed directly or indirectly by Aeroinvest that in the event they are unable to reach a common position, they will attempt to delay the decision on the board of GACN in order to obtain instructions from the shareholders of SETA.

4.2	Appointment of GACN’s Officers

4.2.1

The Parties hereby agree that as long as ADPM continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares and the Technical Assistance and Technology Transfer Agreement remains in force:

(a)	the Chief Operations and Quality Manager of GACN shall be appointed or nominated by ADPM, with the prior approval of Aeroinvest, which may not be unreasonably withheld; and

(b)	the Chief Commercial and Marketing Manager of GACN shall be appointed by ADPM, with the prior approval of Aeroinvest, which may not be unreasonably withheld.

The Parties agree to instruct the Directors appointed by the Parties at the Board of GACN to vote as regards such appointments in accordance with a decision taken by the Board of SETA in accordance with Clause 3.2.4 of this Agreement. Aeroinvest agrees for the benefit of ADPM to cause that the individuals so nominated by ADPM be appointed as the Chief Operations and Quality Manager of GACN and the Chief Commercial and Marketing Manager of GACN.

4.2.2	[Omitted]

4.2.3	[Omitted]

4.2.4	The Parties hereby agree that:

(a)

the managers of GACN appointed according to Clauses 4.2 shall be among the Officers. Each Party shall use its best efforts to maintain as much as possible the principle of specialization in designating GACN’s Officers.

(b)	GACN’s Officers appointed by the Strategic Partner may not be:

i.	directors on the Board of SETA,

ii.	directors on the board of GACN,

iii.	managers of the Strategic Partner;

(c)

at the written request of any Party, any Officer shall be dismissed if such request is acknowledged as valid by the other Party. Any such Officer so dismissed shall be replaced in accordance with this Clause 4.2;

(d)

if a person is an employee of either Aeroinvest or ADPM, such person shall terminate his/her relationship with his/her employer as a condition precedent to becoming an employee of GACN, whatever the position such person shall assume in GACN may be;

(e)

on a day to day basis, the Chief Operations and Quality Manager and the Chief Commercial and Marketing Manager shall report to the General Director of GACN. Subject to the bylaws of the Holding Company, their remuneration package shall be initially set by the Board of SETA in agreement with the General Director of GACN who shall perform their annual reviews.

4.3	Appointment of Members of GACN’s Committees

If pursuant to the bylaws of the Holding Company, the Strategic Partner is entitled to appoint or propose the appointment of any members of (i) the Audit Committee, and (ii) the Corporate Practices Committee and (iii) any other committee of GACN, the Parties hereby agree to cause the appointment of at least 1 (one) of such members nominated by ADPM, for so long as ADPM owns at least 12.75% (Twelve point Seventy Five percent) of the Shares. If the Strategic Partner is not entitled under the bylaws of the Holding Company to make such appointment or proposal for appointment, Aeroinvest agrees for the benefit of ADPM to cause the appointment of at least 1 (one) of such members nominated by ADPM, for so long as ADPM owns at least 12.75% (Twelve point Seventy Five percent) of the Shares.

V.	STRUCTURE AND CAPITALIZATION OF THE STRATEGIC PARTNER

5.1	Corporate Structure

5.1.1	Bylaws of the Strategic Partner

The Parties shall use their commercially reasonable best efforts to always keep the most appropriate legal structure in proportion to their respective Interest in the Strategic Partner (as this may vary from time to time) but always subject to the transfer restriction set forth in this Agreement. These efforts shall include the possible setting up of trust agreements or intermediary corporate entities to hold the Shares of the Strategic Partner. In any event, all rights and Obligations applicable to the Key Partners shall be, for so long as ADPM owns any Shares in SETA, jointly and severally assumed by the Key Partners. Each Party shall do everything that is reasonably requested by the other Party to cause SETA to comply with the Obligations.

5.1.2	Strategic Partner Bank Account

Upon its formation, the Strategic Partner opened a bank account (the “Strategic Partner Bank Account”) in a bank agreed by the Parties. Each Party shall designate a person authorized to sign and give instructions on the Strategic Partner Bank Account. The Parties shall establish that any withdrawal from the Strategic Partner Bank Account shall require the joint signature of 1 (one) representative appointed by Aeroinvest and 1 (one) representative appointed by ADPM.

5.2	[Omitted]

5.3	Capitalization of the Strategic Partner

5.3.1	Interests in the Strategic Partner

Upon full payment by the Parties for the Interests, such Parties received from the Strategic Partner:

(a)

a certificate, comprising the number of Shares subscribed and paid for, which satisfies the requirements set forth in Article 125 of the Mexican General Corporation Law (Ley General de Sociedades Mercantiles), and

(b)

a copy of the Stock Registry Book of the Strategic Partner certified by the Secretary of the Board of SETA, specifying that the relevant Shares have been paid for, released to and are owned by the applicable Party.

5.3.2	No Liens

The documents representing the Parties’ Interests, shall be duly and validly issued common shares or beneficiary rights of the Strategic Partner, with full voting rights, and shall be issued free and clear of liens. No Party shall pledge the Shares or create any liens to acquire such Shares without the consent of the Board of SETA, or pursuant to Section 3.1.5(c); provided, however, that the implementation of the Mexican Trust (as defined below) in accordance with the terms and conditions set forth in Section 13.20 of this Agreement shall not require such approval.

VI.	[OMITTED]

VII.	TRANSFER, SALE OF SHARES AND PREEMPTION RIGHTS

7.1	Transfer, Sale of Shares and Preemption Rights

7.1.1	Notification

Any Party wishing to sell or transfer all or part of its Shares in the Strategic Partner (the “Seller”) must notify the Board of SETA, by letter addressed to its Chairman (the “Sale Notice”), of the following:

(a)	the identity of the proposed purchaser and of its immediate shareholders,

(b)	the number of Shares which the Party proposes to transfer (the “Offered Shares”),

(c)	the conditions of the sale,

(d)	the proposed price per Share of the sale, unless the proposed sale or transfer falls within the provisions of Clause 7.1.2 hereof.

7.1.2	Transfer or Sale of SETA Shares to Related Parties

Any Party may sell or transfer, totally or partially, at any time its Interest to such Party’s Related Party, provided that the capital stock of such Party’s Related Party may not be sold to a third party without the prior written agreement of the other Parties.

Furthermore, the following conditions precedent shall apply to such sale or transfer:

(a)	the Seller has notified the Board of SETA pursuant to Clause 7.1.1 hereof; and,

(b)	such Party’s Related Party executes and delivers to SETA and all the Parties hereto an instrument agreeing to be bound by the terms of this Agreement and the documents governing SETA.

The Parties agree that in the event that any of them should transfer or sell partially or totally to a Related Party the Shares representing the common stock of the Strategic Partner, such transfer, sale or assignment shall encompass not only the corporate rights attached to the Shares but also the same respective percentage, based on the number of Shares transferred or sold, of the outstanding loans granted by the shareholders to the Strategic Partner on the date of the share transfer. To such effect, the parties agree that the transferring party, the purchaser and the Strategic Partner shall upon transfer execute an assignment agreement providing for such assignment of the credit rights. Parties within this amendment agree that the foregoing rule shall also apply in the same sense in the case that the outstanding loans credit rights should be assigned or sell partially or totally to a Related Party.

7.1.3	Transfer or Sale SETA Shares to a Non-Related Party

No Party shall transfer or sell, totally or partially, its interest to a third party being a non-Related Party without the prior written consent of the other SETA Shareholders unless:

(a)	the Seller has proceeded in strict accordance with the provisions of Clauses 7.1.1 and 7.1.4 hereof;

(b)	the provisions of Clause 7.1.5 below do not apply; and

(c)

the non-Related Party which shall acquire the Offered Shares or to which the Offered Shares shall be transferred has signed an instrument whereby it agrees to be bound by the terms of this Agreement and the documents governing SETA.

The parties agree that in the event that any of them should transfer or sell partially or totally to a Non-Related Party the Shares representing the common stock of the Strategic Partner, such transfer, sale or assignment shall encompass not only the corporate rights attached to the Shares but also the same respective percentage, based on the number of Shares transferred or sold, of the outstanding loans granted by the shareholders to the Strategic Partner on the date of the share transfer. To such effect, the parties agree that the transferring party, the purchaser and the Strategic Partner shall upon transfer execute an assignment agreement providing for such assignment of the credit rights. Parties within this amendment agree that the foregoing rule shall also apply in the same sense in the case that the outstanding loans credit rights should be assigned or sell partially or totally to a Non-Related Party.

7.1.4	Preemption Rights

The following provisions shall apply to any sale of Offered Shares other than a sale in conformity with Clause 7.1.2:

(a)	Not later than 5 (five) Business Days following the receipt of the Sale Notice, the Board of SETA shall send a copy thereof to all the other Shareholders of SETA;

(b)

Any one or more of the other SETA Shareholders shall thereupon be entitled to purchase the Offered Shares or nominate 1 (one) or more proposed purchasers of the Offered Shares, in each case on the same terms and conditions as specified in the Sale Notice, provided that, if more than 1 (one) SETA Shareholder proposes to exercise this right and such SETA Shareholders together wish to purchase or nominate purchasers for a number of Shares in excess of the number of Offered Shares, the Offered Shares shall be allotted among such SETA Shareholders and/or proposed purchasers pro rata to the respective shareholdings of the SETA Shareholders;

(c)

Not later than 8 (eight) Business Days following receipt of the copy of the Sale Notice, the SETA Shareholders willing to exercise their preemption right or their right to nominate 1 (one) or more proposed purchasers shall notify such willingness in writing to the Chairman of the Board of SETA;

(d)	At the end of the period referred to in paragraph (c) above, the Board of SETA shall forthwith inform the Seller in writing of the following:

i.

the identity of the SETA Shareholders willing to exercise their preemption right or their right to nominate 1 (one) or more proposed purchasers, as the case may be, together with the identity of the proposed purchasers so nominated,

ii.	the number of Offered Shares which each SETA Shareholder and/or proposed purchaser so nominated wishes to purchase,

iii.

the period for completion of the sale, which shall not exceed 40 (forty) Business Days after the date of the receipt of the Sale Notice subject to any governmental notification or approval; provided, however, that if the Seller is ADPM and the SETA Shareholders willing to exercise their preemption right and/or the proposed purchasers so nominated do not complete the purchase of the Offered Shares on the terms set forth in the Sale Notice within such forty (40) Business Days period for any reason whatsoever, ADPM shall be entitled to sell or transfer all of the Offered Shares without any restrictions and the Transfer Restrictions, Preemption Rights, and Extended Transfer Restrictions set forth in Clauses 7.1.1, 7.1.3, 7.1.4. and 7.1.5 of this Agreement shall not apply to any such sale or transfer by ADPM or any future sale or transfer by ADPM of the Offered Shares which is consummated within one hundred and twenty (120) Business Days following the date of the Sale Notice on substantially the terms contained in such Sale Notice.

(e)

If the other SETA Shareholders do not propose to exercise their preemption right in respect of all of the Offered Shares, the Seller shall be entitled to sell all, but not some, of the balance of the Offered Shares (the “Balance of Shares”) to the proposed purchaser specified in the Sale Notice provided that:

i.

such sale is completed within a maximum period of 30 (thirty) Business Days starting from the date at which the Seller was informed that all the Offered Shares would not be purchased by the other Parties, and

ii.	the third party purchaser shall execute and deliver to the Strategic Partner and all Parties an instrument agreeing to be bound by the terms of this Agreement and the documents governing SETA.

(f)	If:

i.	the other SETA Shareholders do not propose to exercise their preemption rights or propose to exercise them in respect of only part of the Offered Shares, and

ii.	thereafter, the Seller fails to complete the sale of all or the Balance of Shares to the third party purchaser at the conditions specified in the Sale Notice,

then the Sale Offer shall be canceled provided that the Seller may submit a new Sale Offer in full compliance with the procedure stated in this Agreement.

(g)

Any SETA Shareholder who proposes to exercise its preemption right or, if no SETA Shareholder proposes to exercise such right, the proposed purchaser will be required to abide by the terms of clause 7.1.2, which provides for the obligation to assign to the purchaser credit rights of the Seller against the Strategic Partner along with the transfer of Shares.

7.1.5	Extended Transfer Restrictions

Subject to the provisions of this Clause VII, the capital stock of SETA shall not be held by more than 2 (two) subsidiaries of any Party.

7.1.6	Consequences of the Transfer or Sale of Shares

For the avoidance of doubt, the transfer or sale of Shares in the Strategic Partner shall have, inter alia, the following consequences:

(a)	the right of the Seller to receive its share of the Management Fee shall decrease in the same proportion as its Interest in the Strategic Partner, and

(b)	the right of the Seller to receive its share of any proceeds from SETA shall decrease in the same proportion as its Interest in the Strategic Partner.

For the avoidance of doubt, the exercise and completion of the Put Option in accordance with the terms and conditions set forth in Section 7.5, the implementation of the Mexican Trust (as defined below) in accordance with the terms and conditions set forth in Section 13.20 of this Agreement, and the transfers of ADPM Shares resulting from the Exchange Election therefrom during the duration of the Mexican Trust and/or any transfer by ADPM of its Consortium Interest in connection therewith, shall not be subject to the Transfer Restrictions, Preemption Rights, and Extended Transfer Restrictions set forth in Clauses 7.1.1, 7.1.3, 7.1.4. and 7.1.5 of this Agreement.

7.2	Negative Pledge

The Parties hereby agree that they shall not pledge or create any other form of encumbrance on their Shares in the Strategic Partner without the prior written consent of the Board of Directors of SETA, or pursuant to Section 3.1.5(c) hereof; provided, however, that the implementation of the Mexican Trust (as defined below) in accordance with the terms and conditions set forth in Section 13.20 of this Agreement and the transfers of Shares resulting therefrom during the duration of the Mexican Trust shall not require such approval. The Parties hereby agree that they shall not pledge or create any other form of encumbrance (or cause or allow any such pledge or encumbrance) on the ADPM Shares (as defined below) (other than any so created with the implementation of the Mexican Trust) before the implementation of the Mexican Trust or during the duration of the Mexican Trust.

7.3	[Omitted]

7.4	Tag-Along Right

7.4.1

For so long as ADPM continues to own any Shares, if Aeroinvest or any successor or assignee thereof (in each case, a “Selling Shareholder”) proposes to sell or otherwise transfer, directly or indirectly, any of its Shares to any non-related Party (the “Purchaser”), in a single transaction or series of related transactions, then ADPM shall have the right (the “Tag-Along Right”), exercisable as set forth in Clause 7.4.3, to sell or transfer to the Purchaser, upon substantially the same terms (including but not limited to the amount and type of consideration paid at the date of closing for each Share that is the subject of the relevant sale or transfer) and subject to substantially the same conditions (except that ADPM shall not be required to provide representations and warranties other than those pertaining to legal ownership of the relevant Shares owned by ADPM free and clear of liens and due authority by ADPM to enter into the relevant documentation) as the Selling Shareholder, that number of Shares to be sold in the proposed transaction free and clear of any security, interest, lien, encumbrance, injunction, or garnishment (rounded up to the nearest whole number of Shares) equal to the aggregate number of Shares owned, in the aggregate, beneficially by ADPM multiplied by a fraction, the numerator of which is the number of Shares to be sold by the Selling Shareholder and the denominator of which is the total number of Shares owned beneficially by the Selling Shareholder and any Related party. The Selling Shareholder shall, to the extent necessary, reduce the number of Shares that it is seeking to sell to allow for the appropriate Shares of ADPM to be sold in such proposed transaction.

7.4.2

The Selling Shareholder shall give written notice (the “Tag-Along Notice”) to ADPM of each proposed sale or transfer by it of Shares which gives rise to the rights of ADPM set forth in Clause 7.4.1, at least 30 (thirty) days prior to the proposed consummation of such sale, setting forth (i) the identity of the Purchaser and of its immediate shareholders or partners, (ii) the consideration per Share to be paid in the subject sale or transfer (including a copy of the underlying agreement, if any, with the Purchaser), (iii) the proposed closing date for such transaction and (iv) the other material terms and conditions of such transaction.

7.4.3

The Tag-Along Right may be exercised by ADPM, by delivering a written notice (the “Tag-Along Exercise Notice”) to the Selling Shareholder within 15 (fifteen) days (the “Tag-Along Period”) following the delivery of the Tag-Along Notice. The Tag-Along Exercise Notice shall indicate the wish of ADPM to exercise its Tag-Along Right and specify the number of Shares (up to the maximum number of Shares required to be purchased by the Purchaser) and the amount of outstanding loans granted and capital contributions made by ADPM to the Strategic Partner that it wishes to sell or transfer in the proposed transaction, and the Selling Shareholder shall be obligated to include (and the Purchaser obligated to purchase) such number of Shares and amount of outstanding loans and capital contributions as part of the proposed transaction. ADPM and the Selling Shareholder shall thereafter take all actions as may reasonably be requested in order to facilitate the closing of the applicable transaction and to effectuate the provisions of this Clause 7.4 (including the execution and delivery of the relevant purchase agreements and other instruments for the consummation of the proposed transaction) within the period not to exceed 90 (ninety) days.

7.4.4

If ADPM does not timely deliver its Tag-Along Exercise Notice or elects not to exercise its Tag-Along Right, the Selling Shareholder shall have 180 (one hundred and eighty) calendar days following the expiration of the Tag-Along Exercise Period in which to consummate the proposed transaction on substantially the terms contained in the Tag-Along Notice, subject to Clause 7.1.4. Promptly after the consummation of any such transaction, the Selling Shareholder shall notify ADPM of the consummation thereof. If the Selling Shareholder does not complete the transaction within the 180 (one hundred and eighty) calendar day period specified in this Clause 7.4.4 or if the terms of the proposed transaction differ in any material respect from those described in the Tag-Along Notice, the Selling Shareholder may not engage in such transaction without repeating the procedures in this Clause 7.4.

7.4.5

If subsequent to the consummation of any transaction in respect of which ADPM elected to exercise its Tag-Along Right, the Selling Shareholder or any Related Party of the Selling Shareholder receives any additional consideration in respect of such transaction, directly or indirectly, from the Purchaser or from a Related Party of the Purchaser or from any person directed by the Purchaser, the Seller shall be obligated to share such additional consideration with ADPM, taking into account the number of Shares transferred by each of them respectively.

7.5	Put Option

7.5.1	The Put Option

Aeroinvest hereby grants to ADPM an option to require Aeroinvest to purchase all of the Shares owned by ADPM on the terms of this Clause 7.5 (the “Put Option”).

7.5.2	Exercise

The Put Option may be exercised by ADPM at any time within 15 (fifteen) Business Days following (i) a disagreement between Aeroinvest and ADPM with respect to any decision adopted by the Board of Directors of SETA or by an Ordinary or Extraordinary Shareholders Meeting of SETA, which having being previously subject to a vote at a meeting of the Board of Directors of SETA or at an Ordinary or Extraordinary Shareholders Meeting of SETA, was not approved with the favorable vote of the Shares owned by ADPM or of the Directors nominated by ADPM, or (ii) a Board of Directors of GACN or an Ordinary or Extraordinary Shareholders Meeting of GACN held without first having held a Board of Directors of SETA to adopt, as between Aeroinvest and ADPM, the common proposals and positions to be submitted or approved by (a) the individuals nominated by SETA as board members in the board of GACN in respect of any and all matters to be decided in such board meeting of GACN; or (b) SETA in such shareholders meeting of GACN in respect of any and all matters to be decided in such shareholders meeting of GACN; provided that such failure to hold first such a Board of Directors of SETA does not derive from ADPM’s failure to attend such Board of Directors of SETA for reasons within its control. The date on which the Board of Directors of SETA or Ordinary or Extraordinary Shareholders Meeting of SETA referred to in (i) above is held and/or the date on which the Board of Directors of GACN or Ordinary or Extraordinary Shareholders Meeting of GACN referred to in (ii) above is held, hereinafter the “Date of Disagreement”. A Put Option may be exercised by ADPM by delivering a written notice to Aeroinvest (a “Put Option Notice”) specifying the Put Option Price (as defined below), whereupon ADPM shall sell and Aeroinvest shall purchase all such Shares owned by ADPM.

7.5.3	Put Option Completion

The sale of all the Shares subject matter of the Put Option shall be completed at the registered office of SETA or at such other place as ADPM and Aeroinvest may agree, within thirty days following the delivery of the Put Option Notice, whereupon ADPM shall deliver to Aeroinvest duly executed transfers in respect of the Shares subject matter of the Put Option, together with the relative certificates against payment of the corresponding Put Option Price by Aeroinvest, with the Put Option Price becoming payable in full, without set off or counterclaim, in US Dollars in same day funds on completion by wire transfer of funds to such bank account as ADPM shall notify in written notice to Aeroinvest.

7.5.4	Put Option Price

For purposes of this Clause 7.5:

(a)	The Put Option Price, shall translate to a price per Share of SETA, considering SETA’s participation in GACN, equal to the higher of:

i.	the average value of GACN share price on the Bolsa Mexicana de Valores over the last 90 (ninety) trading days prior to the Date of Disagreement; and

ii.

GACN share price on the Bolsa Mexicana de Valores over the last 90 (ninety) trading days prior to June 15, 2015, plus a compounded interest of 10% (ten percent) per annum through the Date of Disagreement.

whichever is greater between (i) and (ii) above, in each case, plus a premium of 10% (ten percent).

7.5.5	Other Terms

Upon exercise of a Put Option, ADPM shall sell all Put Option Shares with full title guarantee, free form security interests created by ADPM or any other injunction, encumbrance or garnishment and with all rights and obligations then or subsequently attaching to them, but otherwise without any representation or warranty and shall execute and deliver other documents and take other steps at the reasonable request of Aeroinvest following the relevant completion where this is required to vest such Put Option Shares in Aeroinvest and otherwise to give it the full benefit of this clause.

7.5.6	Limited Guaranty

(a)     From the date hereof through the date on which the Mexican Trust (as defined below) is executed and delivered in accordance with the terms and conditions set forth in Section 13.20 of this Agreement, the Limited Guarantors absolutely and unconditionally guarantee, the full, timely and unconditional payment of the Put Option Price and the performance of each and every one of Aeroinvest’s obligations in connection with the Put Option set forth in Section 7.5 hereof.

(b)     Subject to the foregoing, each of the Limited Guarantors expressly waives the benefits of orden and excusión contained in Articles 2813, 2814, 2815, 2817, 2818, 2820, 2821, 2822, 2823, 2845, 2846 and other related Articles of the Federal Civil Code (Código Civil Federal; the “Civil Code”) and related articles contained in the Civil Codes of the States of Mexico and the Federal District. The obligations assumed by the Limited Guarantors hereunder shall not be affected by the absence of judicial request of payment to Aeroinvest and whether or not ADPM takes any action within the time period set forth in Articles 2487, 2848 and 2849 of the Civil Code, remaining the Limited Guarantors obligated to guarantee the obligations of Aeroinvest exclusively as set forth in this Section 7.5.6 until the date on which the Mexican Trust (as defined below) is executed and delivered in accordance with the terms and conditions set forth in Section 13.20 of this Agreement

(c)     All notices and demands to be given to the Limited Guarantors shall be in writing and shall be given personally, by courier, or by facsimile with a confirmation of transmission, at Boulevard Manuel Ávila Camacho número 36, piso 17, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, México, Distrito Federal, Código Postal 11000, to the attention of the General Counsel, or at such other address as the Limited Guarantors may hereafter specify to ADPM in writing.

(d)     Each of the Limited Guarantors represents, on the date hereof that:

(i)     it is a sociedad anónima de capital variable, duly organized and existing in accordance with the laws of Mexico, authorized to enter into this Agreement and to perform its obligations hereunder;

(ii)     its representative, has sufficient and the necessary authority to enter into this Agreement and to bind the Limited Guarantor by the terms hereof, and such authority has not been revoked or modified in any manner;

(iii)     neither the execution or performance of this Agreement nor the consummation of the transactions contemplated herein, contravene or violate its bylaws, nor any law, rule, regulation, license or authorization applicable to or binding upon it, nor any judicial or administrative order binding upon it, nor any agreement, of any nature, binding on or affecting it, or constitute a default under any such agreement;

(iv)     no authorizations, approvals or consents, and no filings or registrations with, any Mexican governmental authority or third party, are necessary for the execution, performance, validity or enforceability of this Agreement; and

(v)     this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(e)     The Parties hereto agree that upon the execution of the Mexican Trust (as defined below) in accordance with the terms and conditions set forth in Section 13.20 of this Agreement, the Limited Guarantors shall be absolutely and unconditionally released from the Limited Guaranty granted in this Section 7.5.6, which shall automatically terminate without the need of any further action or consent by ADPM.

7.6	Drag Along Rights

(a)

At any time after June 15, 2017, Aeroinvest (and/or successor or assignee thereof) may transfer all of its Equity Interest to a third party, in any type of transaction or in a series of transactions (including a merger, sale, recapitalization, reorganization or other transaction) in accordance with the terms and conditions of this Agreement, and, in connection therewith, Aeroinvest shall have the right to cause ADPM (and/or successor or assignee thereof) to sell, and ADPM (and/or successor or assignee thereof) shall be obligated to sell–together with Aeroinvest (and/or successor or assignee thereof), all of ADPM’s Equity Interest, free and clear of any security, interest, lien, encumbrance, injunction, or garnishment.

(b)

To exercise the right specified in Section (a) above, Aeroinvest (and/or successor or assignee thereof) shall serve written notice to ADPM (and/or successor or assignee thereof) (the “Drag-Along Notice”), at least 45 (forty five) calendar days prior to the proposed consummation date of the relevant sale.

(c)

The Drag-Along Notice shall specify (i) the number of Shares proposed to be transferred, which shall be all of the Shares of Aeroinvest (and of any successor or assignee thereof), (ii) the price to be paid by the Purchaser to each selling shareholder, (iii) all material terms and conditions of the proposed transfer, including the proposed closing date for the proposed transfer, which shall be at least 45 (forty five) calendar days following receipt by ADPM of the Drag-Along Notice but without exceeding 180 (one hundred and eighty) days therefrom, (iv) the identity of the Purchaser, and (v) the type of transaction, including a signed original of the agreement entered into with the proposed Purchaser.

(d)

If Aeroinvest (and/or successor or assignee thereof) delivers a Drag-Along Notice to ADPM, exercising the drag-along right hereunder, on the proposed closing date and provided all conditions to closing have been satisfied, Aeroinvest and ADPM (and/or successor or assignee thereof) shall sell to the Purchaser their respective Equity Interests to the Purchaser in exchange for payment of the Drag Along Price. All expenses of the selling shareholders related to any such sale, shall be paid by Aeroinvest.

(e)

If subsequent to the completion of the transfer that resulted from the exercise of the drag-along right by Aeroinvest (and/or successor or assignee thereof), any of the selling shareholders of SETA or any affiliate or Related Party receives any additional consideration, directly or indirectly, from the Purchaser or a party related to or directed by the Purchaser, such selling shareholder shall be obligated to share such additional consideration with the other selling shareholders, taking into account the number of Shares transferred by each of them.

(f)

In any case, the minimum price (the “Drag Along Price”) at which Aeroinvest (and/or successor or assignee thereof) may be able to exercise the drag-along right shall translate in a price per Share of SETA, considering SETA’s participation in GACN, equal to the higher of (i) the average value of GACN share price on the Bolsa Mexicana de Valores over the last 90 (ninety) trading days prior to the exercise of the drag-along right, when compared to (ii) GACN share price on the Bolsa Mexicana de Valores over the last 90 (ninety) trading days prior to June 15, 2015 plus a compounded interest of 10% (ten percent) per annum through the date of exercise of the drag-along right, whichever is greater between (i) and (ii), in each case plus a premium of 10% (ten percent); provided further that if the proposed transfer of Aeroinvest’s (and/or successor or assignee thereof) interest in SETA in respect of which a drag-along right is exercised involves the payment of a higher consideration per Share to Aeroinvest (and/or successor or assignee thereof), then the price payable to ADPM (and/or successor or assignee thereof) at which Aeroinvest (and/or successor or assignee thereof) may exercise the drag-along right shall be no less than such higher consideration per Share.

VIII.	PROJECT MANAGEMENT AGREEMENT

8.1	Project Management Agreement

The Parties hereby agree to enter into a project management agreement (the “Project Management Agreement”) the terms and conditions of which are outlined below.

8.2	Exclusive Collaboration

The Parties agree to:

(a)

for so long as ADPM continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares, grant ADPM a right of first offer to provide all airport related technical assistance expertise and, provided that if the price offered by third parties is within 10% (ten percent) of the price offered by ADPM, ADPM shall have the right to match said offer, and

(b)	to combine their engineering and project management capabilities,

in order to bid for all maintenance, engineering, design, construction, aeronautical, commercial or marketing contracts which will be tendered by GACN and to secure for them the highest probability of winning.

As and when each contract will be tendered by GACN, and subject to the provisions below, the Parties will form a consortium to bid for such contract which complies with the bylaws of each Party.

8.3	Participation

8.3.1	Right to participate and level of participation

Each Party shall have the right, but not the obligation, to participate in the consortium formed to bid for each contract.

The Parties hereby agree that ADPM and Aeroinvest will have a right to participate in each contract with a share equal their respective Share ownership in SETA, it being understood that each Party will have the right to reduce the level of its participation at its sole discretion.

If a Party decides not to participate for its full participation (as stated above) in a consortium to bid for a contract, then the difference between its actual participation and the level stated above may be taken by the other Party (who shall have the right but not the obligation to take such additional participation in its sole discretion).

8.3.2	Optional withdrawal

If one or more Parties decide not to participate in the tender phase of a contract, it (they) shall notify in writing the other Parties not later than 30 (thirty) Business Days prior to the bid date. In such case, the withdrawing Party(ies) will undertake not to participate in any manner whatsoever in a competing consortium or compete on its own against the remaining Party(ies) for the award of the contract being tendered.

In such case, the share of the withdrawing Party shall be shared equally between the other Parties, subject to the provisions of Clause 8.3.1 hereof.

8.3.3	Services at cost

The Parties agree that:

(a)	to prepare a bid for a contract tendered by GACN, and

(b)	to execute such contract after award,

they shall perform and bill their work, services and transfer of know-how at cost to the consortium, which they have agreed to form for the purpose of the bid and execution of the contract, subject to any transfer pricing tax implication as agreed by the Parties.

“At cost” shall mean that the amounts billed shall exclude any profit margin and shall have been approved by the Parties with unanimous consent prior to being incurred.

8.3.4	Profit sharing

Any profit margin earned by the Parties under the execution of a contract will be shared by the Parties according to their participation in the consortium formed to bid for such contract. The profit margin shall be obtained after deducting costs in accordance with Clause 8.3.3 above.

8.3.5	Decision Making

For each bid preparation, all decisions on key matters (with the exception of the decision of each Party to participate and the level of its participation within the caps outlined in Clause 8.3.1 hereof) shall be taken on the basis of unanimity of the participating Parties; decisions on key matters shall include inter alia:

(a)	the key terms and conditions of the offer,

(b)	the appointment of the project managers,

(c)	the budgets,

(d)	subcontracting; and

(e)	the legal and contractual structure of the transaction.

IX.	RENDERING OF SERVICES AND TECHNICAL ASSISTANCE

9.1	[Omitted]

9.2	Services and Technical Assistance

The Parties shall provide services to SETA so as to allow it to perform its obligations under the Technical Assistance and Technology Transfer Agreement and the Administrative Services Agreement. For such purposes, the Parties shall use their best efforts to share the provision of technical assistance services in respect of the description of the services provided in Exhibit “B” hereof, and to minimize the cost of such services.

Descriptions of the services to be provided by each Party in connection with the Technical Assistance and Technology Transfer Agreement, the Administrative Services Agreement and the Industrial Property Right utilized in the rendering of such services are contained in Exhibit “B”.

9.3	Prices & Sharing of the Management Fee

Each Party shall bill its services to the Strategic Partner at previously and unanimously agreed costs. Staff costs and other external costs shall be repaid to the Parties if properly incurred in accordance with this Agreement.

As long as ADPM continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares and the Technical Assistance Agreement remains in force, each of ADP (or ADPM if the Operation Agreement is transferred from ADP to ADPM) and Aeroinvest shall be entitled to receive from SETA an amount payable in the month of December of every calendar year, commencing on December 2015, equal to the highest of (the “Management Fee”):

(a)

8% (eight percent) of the yearly incremental UAFIDA of GACN, if any, when comparing the UAFIDA of GACN as of November 30 on the year prior to the year when the calculation is made against UAFIDA of GACN as of November 30 on the year of calculation, and

(b)	US$200,000.00 dollars; provided that such amount shall be adjusted yearly pursuant to the US CPI commencing on June 15, 2016.

Moreover, any amounts payable to ADP (or ADPM if the Operation Agreement is transferred from ADP to ADPM) and Aeroinvest under this Section 9.3: (i) shall be payable to ADPM for as long as the Technical Assistance and Technology Transfer Agreement is in force; and (ii) shall be paid pari passu in priority and payment as between ADPM and Aeroinvest but senior in priority and payment to any other contractual obligation of the Strategic Partner which is not mandatory preferred by operation of law.

For purposes of this Clause 9.3, the term “UAFIDA of GACN” shall mean operating income before financing, taxes, depreciation and amortization (utilidad antes de financiamiento, impuestos, depreciación y amortización) of GACN on a consolidated basis exclusively as to the Airport Concessionaire Companies and the companies that provide payroll services to the Designated Airports, before and not taking into account the consideration payable to SETA by GACN pursuant to the Technical Assistance and Technology Transfer Agreement.

X.	LIABILITY & DEFAULT

10.1	Liability to Third Parties

The liability of the Parties towards any third party shall not be joint and several, except in the following cases:

(a)	(Omitted),

(b)	with respect to the Obligations applicable to the Key Partners under the Technical Assistance and Technology Transfer Agreement whilst it is in force, and in such case Clause 10.2 shall apply, and

(c)	as and when the Parties agree unanimously and in writing to accept a joint and several liability.

Under all other circumstances, the obligations of the Parties towards third parties shall be several.

10.2	Default

10.2.1	Omitted

10.2.2	Defaults under this Agreement

In the event of a default of one of the Parties, or any of its subsidiaries, affiliates, employees or legal representatives under this Agreement, other than under Clause 10.2.3, such Party shall be liable to the other Party for any direct damages suffered by it directly as a consequence of such default, excluding indirect or consequential damages.

10.2.3	Default of Obligations

Subject to the provisions of Section 10.3 below, in the event of a default of Obligations (a “Obligation Default”), of one of the Parties or any of its subsidiaries, affiliates, employees or legal representatives (but excluding employees or legal representatives of the Parties who are permanently on the payroll of SETA or GACN in respect of the Obligations) (each a “Defaulting Party”), such Defaulting Party shall solely bear the consequences of the Obligation Default, including any costs, expenses and direct damages incurred by the other Party arising from such Obligation Default, excluding indirect or consequential damages.

10.2.4	Cure Period

A default by a Party (the “defaulting Party”) shall be deemed to have occurred under Clauses 10.2.2 and 10.2.3 hereof if, within 15 (fifteen) Business Days of the defaulting Party’s receipt of a written notice from any of the other Parties (the “non-defaulting Party”), the defaulting Party has not cured a breach under this Agreement or any documents in connection hereof to which the Parties are a party, as the case may be.

If there is any disagreement with respect to the occurrence of default, the dispute resolution procedures of Clause 13.4 below shall apply.

10.2.5	Consequential Damages

No Party shall be liable to another for consequential damages under this Agreement except for such consequential damages that arise from such Party’s willful misconduct and/or gross negligence.

10.3	Liability under Section 10.2.3 In Certain Circumstances

The provisions of Section 10.2.3 shall be subject to the following provisions:

(a)

If one of the Parties has sub-contracted its rights and obligations to another Party (the “Assuming Party”) and the Obligation Default shall be attributable to the Assuming Party, the Assuming Party shall be the Defaulting Party under Section 10.2.3 in place of the Party whose rights and obligations it has assumed.

(b)

In the event that a particular Obligation Default is attributable to more than one Defaulting Party, but provided that less than all the Parties are Defaulting Parties, those Parties which are the Defaulting Parties shall bear the Obligation Default consequences under Section 10.2.3 in proportion to their respective degree of responsibility for such Obligation Default.

(c)

If an Obligation Default is not attributable to any particular Party or Parties, all the Parties shall bear the Obligation Default consequences under Section 10.2.3 in proportion to their Interest in SETA at the time of such Obligation Default.

XI.	EXCLUSIVITY

11.1	Exclusive Rights

Subject to the applicable restrictions under Mexican law and any other restrictions applicable to SETA, it is the intention of the parties to jointly participate, directly or indirectly, through Related Parties, in the capital stock of any other airport concessionaire or holding company in Latin America, subject to the terms and conditions to be mutually agreed upon, provided that:

(a)

if any Party or its Related Parties proposes to enter into a new business in Latin America, it shall first offer the other Parties and their Related parties the opportunity jointly to pursue such new business; and

(b)

the other Parties shall have 30 (thirty) days after receipt of the notice of such offer to determine whether or not they will pursue such new business and if the other Parties determine not to enter into such new business, the proposing Party may pursue it on its own.

Notwithstanding anything to the contrary set forth in this Agreement, Aeroinvest and GACN may seek airport projects on a non-exclusive basis, regardless of their location.

XII.	CONFIDENTIALITY

The Parties shall treat as confidential any Confidential Information exchanged among them as required for the development of the purpose of this Agreement, including, but not limited to, information or documents relating to sales, trade secrets, customers, financial and accounting details, employees, and arrangements with suppliers. Any information related to assets protected by intellectual or industrial property rights or equivalent rights shall be treated with strict respect for such rights.

No Party may, without prior unanimous agreement in writing by the other Parties, (i) use Confidential Information for any other purpose than for this Agreement or (ii) disclose Confidential Information, unless the Confidential Information is:

(a)	in the public domain at the time of the disclosure,

(b)	or required by law to be disclosed,

(c)	or required to be used or disclosed for the performance of an obligation under this Agreement or an Obligation.

Each Party shall procure that its Related Parties, and suppliers, comply with the exclusivity obligations contained in Clause XI and the confidentiality obligations of this Clause.

The confidentiality obligations under this Agreement will elapse 5 (five) years after the date of its signature or before if all Parties so agree in writing.

XIII.	MISCELLANEOUS

13.1	Language

In the construction and interpretation of the terms and provisions of this Agreement, the English language version of this Agreement shall be the official version of this Agreement and any version of this Agreement that has been translated into another language shall (if the Parties have all agreed on such transactions) have no force or effect except for purposes of enforcing this Agreement in a court of law that requires that the Agreement be presented in another language. The working language of the Parties will be English.

13.2	Applicable Law

This Agreement is governed by and construed in accordance with the laws of the United Mexican States.

13.3	Duration and Termination

This Agreement shall become effective as of June 15, 2015 or on the date of implementation of the Mexican Trust, whichever occurs last (the “Effective Date”), and shall remain in full force and effect so long as (a) ADPM (or any assignee or transferee thereof) continues to own at least 12.75% (Twelve point Seventy Five percent) of the Shares and Aeroinvest (or any assignee or transferee thereof) hold an interest in SETA; and (b) a Technical Assistance and Technology Transfer Agreement is in force.

Termination of this Agreement in no event shall signify the cancellation of any pending obligations between the Parties derived from or in connection therewith.

The provisions of Clause XII shall survive the termination of this Agreement.

13.4	Disputes

13.4.1	Amicable settlement of Disputes

If a dispute shall arise, under or in connection with this Agreement, the Parties shall use their best endeavors to resolve such dispute within 10 (ten) Business Days following the notice thereof by any Party to the other Parties. If within the said 10 (ten) Business Days the Parties are unable to resolve said dispute, the Parties shall notify the said dispute to the Representatives. The Representative shall meet to resolve the said dispute within the following 5 (five) Business Days as from the date of notice to them. If the Representatives are unable to resolve the said dispute within the said 5 (five) Business Days, any Party may refer the dispute to arbitration in accordance with Clause 13.4.2.

13.4.2	Arbitration

(a)

Arbitration. All disputes arising out of or in connection with the present Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three arbitrators appointed in accordance with the ICC Rules.

(b)

Appointment of Arbitrators. The arbitrators shall be nominated and confirmed in accordance with the ICC Rules. The two arbitrators nominated by the claimant and the respondent, respectively, shall, within 30 (thirty) days of their confirmation, nominate the third arbitrator, who shall serve as a chairman of the arbitral tribunal. All of the arbitrators must be able to read, write and fluently speak both Spanish and English.

(c)	Arbitral Procedure. The place of the arbitration shall be the city of New York, State of New York, United States of America. The language of arbitration shall be English.

13.5	Notices

All notices, demands, waivers, requests and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or when sent by telex or telecopy or other facsimile transmission (with receipt confirmed), or on the seventh Business Day after posting thereof by registered or certified mail, with return receipt requested, pre-paid and addressed to the “list of contacts”, attached hereto as Exhibit “C”.

Each Party shall promptly notify the other Parties within 8 (eight) calendar days of any change of address.

13.6	Amendments

This Agreement shall not be modified or amended except with the unanimous agreement in writing of the Parties.

13.7	Further Assurances

From time to time, as and when reasonably requested by any Party, the other Parties shall execute, or cause to be executed, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such Party may reasonably deem necessary to consummate and give full effect to the transactions contemplated hereby, including any ancillary agreements that may be deemed necessary to consummate the transactions contemplated in this Agreement.

13.8	Attorneys’ Fees

If any proceeding is brought by a Party or Parties against another Party or Parties to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Party or Parties shall be entitled in such proceeding to recover reasonable attorneys’ fees together with the costs of such proceeding therein incurred as determined by the arbitrators.

13.9	Dollars

All sums expressed herein or to be paid hereunder shall be calculated or paid, as applicable, in United States Dollars. If for purposes of this Agreement or for the purpose of obtaining judgment in any court or award by an arbitral body it is necessary to convert any currency into Dollars, then the Parties agree, to the fullest extent that they may legally and effectively do so, that the rate of exchange used for such conversion shall be that published or announced by Citibank, N.A. in New York, New York, United States, at 12:00 hours ET, on the Business Day immediately preceding the day on which such calculation is to be made or such judgment or award is final. The obligations of the Parties in respect of any sums due from them hereunder shall, notwithstanding any judgment/award in a currency other than United States Dollars, be discharged only to the extent that, on the Business Day next succeeding receipt by the obligee(s) of any sum adjudged to be so due in the judgment/award currency, the obligee(s) may, in accordance with normal banking procedures, purchase United States Dollars with the judgment/award currency. If the United States Dollars so purchased (less exchange fees and related charges) are less than the sum originally due to the obligee(s) and notwithstanding any such judgment/award, are insufficient to indemnify the obligee(s) against such, loss then, the obligor(s) shall remit such shortfall to the obligee(s); and if the United States Dollars so purchased exceed the sum originally due to the obligee(s) in Dollars, the obligee(s) shall remit such excess to the obligor(s), as applicable.

13.10	Binding Effect

This Agreement shall be binding upon and inure to the benefit of a) the Parties hereto and their estates, legatees, heirs, personal representatives and other successors in interest, b) SETA, its successors and assigns, c) GACN, its successors and assigns and d) the Limited Guarantors and their respective successors and assigns, but solely in respect of Section 7.5.6 hereof.

13.11	Headings

The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

13.12	Counterparts

This Agreement may be executed in three or more counterparts, each of which shall be deemed an original, but all of which shall constitute the one and the same Agreement.

13.13	Entire Agreement

All references to Exhibits are to Exhibits in or to this Agreement unless specified otherwise. This Agreement and the Exhibits are intended to amend and supersede the ARCA.

For the avoidance of doubt, the Parties acknowledge and agree that this Agreement shall be deemed to constitute a novation (novación) of the ARCA as of June 15, 2015 so that the ARCA shall be deemed terminated and superseded by this Agreement as of June 15, 2015.

13.14	Partial Invalidity and Intention of Parties

13.14.1

If any provision of this Agreement, or the application of a provision to any person or circumstance, shall be held by any competent authority to be invalid or unenforceable in any jurisdiction, the validity or legality of the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected. To the extent permitted by applicable law, the Parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

13.14.2	If any third party contests the validity of this Agreement under Mexican law, the Parties shall use their best efforts to achieve the intention of this Agreement in the best interests of GACN.

13.14.3	If any of the provisions of this Agreement does not conform to Mexican law, the Parties shall seek on a best efforts basis to ensure that their intention is put into effect.

13.15	Person and Gender

The masculine gender shall include the feminine and neuter genders, the singular shall include the plural.

13.16	Acknowledgment

Each of the Parties acknowledges, that this Agreement has been duly executed and delivered by the Parties and as from its date of execution will constitute the valid, legal and binding obligations and is enforceable against each of the Parties, in accordance with its terms.

13.17	Precedence of Provisions

In the case of a conflict between any provision of this Agreement (a “Consortium Provision”) and any provision of the Operation Agreement, the Consortium Provision shall prevail.

Furthermore, in the event of any conflict between a Consortium Provision and any other agreement executed prior to the date hereof, the provisions Consortium Provision shall prevail.

13.18	Termination of ARCA and Release Parties; Release of CICASA and CONOISA

With effects as of June 15, 2015, the Parties agree that the ARCA shall be terminated as of such date and thereafter each of the Parties and CICASA and CONOISA shall be released from any and all obligations contained in said ARCA that do not survive its termination; provided, and for the avoidance of doubt, that the Parties are bound and shall remain bound by the terms of this Agreement and that CICASA and CONOISA are bound and shall remain bound by the terms of Section 7.5.6 hereof until the date on which the Mexican Trust (as defined below) is executed and delivered in accordance with the terms and conditions set forth in Section 13.20 of this Agreement.

13.19	Voting of GACN Shares

Each of ADPM and Aeroinvest agrees to vote (and cause its Related Parties to vote) all of the shares or other interests in GACN which any of them may hold at any time directly or indirectly (the “Additional GACN Shares”) (or cause all such Additional GACN Shares to be voted) in all shareholder meetings of GACN always as a block in the same manner as SETA decides, in accordance with the terms of this Agreement, to vote the shares it holds directly or indirectly in GACN, including, for the avoidance of doubt, any Additional GACN Shares resulting from ADPM’s Exchange Election.

The Parties hereto acknowledge and agree that a breach of the agreements contained in this Clause 13.19 would constitute a breach of a material obligation assumed for their respective benefits that would cause irreparable harm to them and that monetary damages would not be sufficient to compensate them for such breach.

13.20	Liquidity for ADPM

ADPM and Aeroinvest hereby irrevocably agree to cause (i) promptly after June 15, 2015 but in any event within 15 Business Days thereafter (the “Conversion Date”) the conversion, subject to the provisions set forth in Article Eleven of GACN’s bylaws, of 9,034,000 series BB Shares representing approximately 2.26% of GACN owned by SETA, into series B Shares representing same percentage of GACN, free and clear of any liens or other encumbrances and with no transfer restrictions (the “Converted B Shares”) and (ii) promptly following the Conversion Date but in any event within 15 Business Days from the Conversion Date, all Converted B Shares plus 8,000,000 series B Shares representing approximately 2.00% of GACN owned by SETA, free and clear of any liens or other encumbrances and with no transfer restrictions (the “Existing B Shares” and, together with the Converted B Shares, the “ADPM Shares”), to be held in a Mexican trust to be established on the Conversion Date with any of Deutsche Bank Mëxico, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, or Banco Nacional de Comercio Exterior, S.N.C., acting as trustee, SETA as settlor/second beneficiary, and ADPM, as first beneficiary (on terms and conditions reasonably satisfactory to ADPM, including ADPM’s selection of the trustee, the “Mexican Trust”), in order to hold all of the ADPM Shares owned by SETA (corresponding to ADPM’s current indirect interest in GACN) through the Mexican Trust and isolate the ADPM Shares from risk of third party attachment, etc. and provide for a streamed-line mechanism to distribute same to ADPM, so that ADPM may exchange all or part of its Interest in SETA for an equivalent interest represented in ADPM Shares (the “Exchange Election”) and sell all or part of same at any time, without any restrictions, at its sole discretion beginning on June 15, 2016. The Mexican Trust shall also serve as a means to secure the performance by Aeroinvest of its obligations under this Agreement in relation to the Put Option.

Provided that if prior to any Exchange Election Aeroinvest delivers a Drag-Along Notice to ADPM pursuant to Clause 7.6(b) hereof, ADPM shall not be entitled to exercise an Exchange Election thereafter for a period ending on the proposed closing dated indicated in the Drag-Along Notice but in no case exceeding 180 (one hundred and eighty) calendar days following receipt by ADPM of the Drag-Along Notice pursuant to Clause 7.6(b) hereof.

The Parties agree that prior to any Exchange Election all ADPM Shares held in the Mexican Trust shall be voted in the same way as the SETA shareholders decide to vote GACN shares held by SETA in accordance with the terms and conditions of this Agreement.

The costs and expenses related to the implementation and maintenance of the Mexican Trust to be borne by SETA.

Aeroinvest and SETA hereby agree to promptly cause the implementation of the Mexican Trust in accordance with this Agreement and, prior to such implementation and thereafter, to keep all of the ADPM Shares at all times free and clear of any and all liens, attachments and other encumbrances (other than those created for the benefit of ADPM as a result of the implementation of the Mexican Trust).

13.21	Indemnity

Each of Aeroinvest and ADPM agrees to indemnify and hold harmless each other and its Related Parties, and their respective officers, directors, employees, agents and advisors, including, without limitation, the members and alternate members of SETA Board of Directors, the members and alternate members of GACN Board of Directors nominated by SETA, lawyers, accountants, consultants, bankers, financiers and any of such advisors representatives (each and “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, judgments, awards, settlements, obligations, demands, offsets, costs and expenses (including interest, penalties, court costs and reasonable and documented fees and expenses of attorneys, accountants and other professionals) (a “Loss”) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection therewith) this Agreement or any of the transactions contemplated herein or therein. In the case of an investigation, litigation or other proceeding to which the indemnity hereunder applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the directors, equity holders or creditors of an Indemnified Party or by any other person, whether or not any Indemnified party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

In no event shall any Indemnified Party be entitled to recover or make a claim, or shall any the indemnifying Party be liable, for indirect, special, exemplary or punitive damages, or consequential damages (other than lost revenues directly resulting from the facts and circumstances giving rise to such Loss), except to the extent a Indemnified Party is required to pay any such damages to a third party in connection with a third party claim and such third party claim is not based upon, arising out of or otherwise resulting from the Indemnified Party’s fraud, willful misconduct or negligence.

The amount of any Losses that are suffered by SETA (and not by the Parties) that are required to be indemnified pursuant to this Section 13.21, shall be deemed as multiplied by the Parties percentage ownership in SETA.

13.23	Acknowledgement and Assurances of SETA and GACN

    Each of SETA and GACN hereby acknowledges and agrees to the terms and conditions set forth in this Agreement and agrees to take or cause to be taken all actions required from it to be taken to implement and give full effect to the transactions contemplated hereby, as and when reasonably requested by any Party, including executing all documents and instruments that may be deemed necessary to consummate the transactions contemplated in this Agreement.

13.23	Acknowledgment and Assurances of SETA, ADPM and Aeroinvest

    So as to effect an orderly transition for the provision of technical assistance by ADPM following the Exchange Election by ADPM:

    (a)     Aeroinvest hereby acknowledges and agrees to (and each of the Limited Guarantors agrees to cause Aeroinvest to) take all actions (and cause all action to be taken) in order for ADPM to be released from its obligations under the Technical Assistance and Technology Transfer Agreement and any other agreement to which ADPM is a party in connection with GACN; and

    (b)     ADPM hereby acknowledges and agrees to take all commercially reasonable actions (and cause all commercially reasonable action to be taken) in order for ADPM to continue to provide the technical assistance services in respect of the description of the services provided in Exhibit “B” of this Agreement, and to optimize the cost of such services on terms not more onerous than those then existing for SETA and no less favorably than those then existing for ADPM (including remuneration to ADPM associated with the Management Fee), for a period of 1 (one) year after the Exchange Election, and within such period, ADPM shall make its commercially reasonable efforts in order to aid Aeroinvest or SETA, as reasonably determined by Aeroinvest, to successfully be accredited before the SCT as airport Operator (Socio Operador) or to aid them to engage such other person to act as airport Operator (Socio Operador) and for Aeroinvest or SETA, as determined by Aeroinvest, acting reasonably, or such other person, as determined by Aeroinvest, acting reasonably, to be in a position to render the technical assistance services required by GACN provided that if the Exchange Election and sale of shares of GACN by ADPM result in a breach by SETA of its material obligations as airport Operator, ADPM shall continue to take all commercially reasonable actions pursuant to this Section 13.23 for up to 6 (six) additional months in order to allow GACN and/or Aeroinvest to reach an agreement with SCT with regard to the matter.

Execution Version

IN WITNESS WHEREOF, each of the Parties hereto has caused a counterpart of this New Consortium Agreement to be duly executed as of April 13, 2015, with effects as of June 15, 2015.

Aéroports de Paris Management, S.A.

By:
Title:

Aeroinvest, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

ACCEPTED AND AGREED AS OF APRIL 13, 2015

Servicios de Tecnología Aeroportuaria, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

By:
Title:	Legal representative

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	Alfredo Domínguez Sánchez

Title:	Legal representative

Constructoras ICA, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

Controladora de Operaciones de Infraestructura, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

Execution Version

IN WITNESS WHEREOF, each of the Parties hereto has caused a counterpart of this New Consortium Agreement to be duly executed as of April 13, 2015, with effects as of June 15, 2015.

Aéroports de Paris Management, S.A.

By:	F. Dupeyron

Title:	CEO, Legal Representative

Aeroinvest, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

ACCEPTED AND AGREED AS OF APRIL 13, 2015

Servicios de Tecnología Aeroportuaria, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

By:

Title:	Legal representative

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	Alfredo Domínguez Sánchez

Title:	Legal representative

Constructoras lCA, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

Execution Version

IN WITNESS WHEREOF, each of the Parties hereto has caused a counterpart of this New Consortium Agreement to be duly executed as of April 13, 2015, with effects as of June 15, 2015.

Aéroports de Paris Management, S.A.

By:	F. Dupeyron

Title:	CEO, Legal Representative

Aeroinvest, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

ACCEPTED AND AGREED AS OF APRIL 13, 2015

Servicios de Tecnología Aeroportuaria, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

By:	Stephane Lemoine

Title:	Legal representative

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	Alfredo Domínguez Sánchez

Title:	Legal representative

Constructoras lCA, S.A. de C.V.

By:	Víctor Humberto Bravo Martín

Title:	Legal representative

Execution Version

Exhibit “A”

Administrative Structure of GACN

Execution Version

Exhibit “B”

List of Services related to the Technical Assistance and Technology Transfer Agreement and the

Administrative Rendering Services Agreement

(Clause 9.2)

Services	Leader
Services related to operations of airports	ADPM
Services related to commercial development	ADPM
Services related to human resources, except training	AEROINVEST
Services related to airport training	ADPM
Services related to environmental matters	ADPM
Services related to master planning	ADPM
Services related to financial management	AEROINVEST
Services related to maintenance policy	AEROINVEST
Services related to infrastructure development	AEROINVEST
Services related to systems	AEROINVEST
Services related to security and safety	ADPM
Services related to quality standards	AEROINVEST
Services related to communication	AEROINVEST
Services related to audit concession	ADPM
Services related to marketing	ADPM
Services related to unions	AEROINVEST

Execution Version

Exhibit “C”

List of Contacts

(Clause 13.5)

•	ADPM: Ing. Jacques Follain, or his replacement as ADPM may solely decide from time to time.

•	Aeroinvest: Lic. Diego Quintana Kawage, or his replacement as Aeroinvest may solely decide from time to time.